EXHIBIT 99.1

30 April 2019
National Grid plc

Rate Filing Submitted for downstate New York Gas Businesses

National Grid has filed a request with the New York Public Service Commission to update gas distribution rates for its two downstate New York gas distribution businesses (KEDNY and KEDLI).

The filing proposes a four-year rate plan that will fund programmes necessary to continue a safe and reliable service, modernise the gas network, and deliver a sustainable future for natural gas. It will maintain a focus on customer affordability through maximising efficiencies over the multi-year rate plan.

The filing requests a Return on Equity of 9.65%. For rate year 2020/21, it includes capital investments of $962 million for KEDNY and $586 million for KEDLI. To fund these investments, and to cover increased operating costs, the proposal seeks an increase of $237 million in revenue for KEDNY, and $49 million for KEDLI for the 2020/21 rate year. New rates are expected to become effective April 2020.

For additional information on these filings, please follow the link to the fact sheet section of our investor’s website: https://investors.nationalgrid.com/news-and-reports/factsheets/2019
Notes
The two utilities with 1.8 million customers consist of KeySpan Energy Delivery New York (KEDNY) serving parts of the New York City region and KeySpan Energy Delivery Long Island (KEDLI) serving the Long Island/Rockaway Peninsula region.

Investors and Analysts

Aarti Singhal James Flanagan
Tom Edwards	+44 (0) 20 7004 3460 (d)	+44 (0) 7976 962 791 (m)
Will Jackson	+44 (0) 20 7004 3166 (d)	+44 (0) 7584 206 578 (m)
Media

Sean Kemp

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation, cost efficiency and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of the remaining Cadent stake. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 193 to 196 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2018 published on 8 November 2018. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.